UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

RDS Directorate Change
THE HAGUE, the Netherlands, March 15, 2012/PRNewswire-FirstCall/ --
Royal Dutch Shell plc (the "Company") (NYSE: RDS.A) (NYSE: RDS.B) announces its intention to propose to the 2012 Annual General Meeting that Sir Nigel Sheinwald
GCMG be elected a Non-executive Director of the Company with effect from July 1,
2012.
Sir Nigel Sheinwald is a senior British diplomat who served as British
Ambassador to the United States from
[http://en.wikipedia.org/wiki/List_of_British_Ambassadors_to_the_United_States ]
2007 to 2012. He joined the Diplomatic Service in 1976 and served in Brussels
(twice), Washington and Moscow and in a wide range of policy jobs in London.
Prior to his appointment as British Ambassador to the United States, he served as Foreign Policy and Defence Adviser to the Prime Minister and Head of the
Cabinet Office Defence and Overseas Secretariat. He served as British Ambassador and Permanent Representative to the European Union in Brussels from 2000 to
2003.
Sir Nigel was born in 1953 and educated at Balliol College, Oxford. He will retire from the Diplomatic Service at the end of March, 2012.
The proposed appointment has been approved by the British Government's Advisory
Committee on Business Appointments.

    Enquiries
    Shell Media Relations
    International, UK, European Press: +31-70-377-3600

    Shell Investor Relations
    Europe: +31-70-377-3996
    United States: +1-713-241-2069

Source: Royal Dutch Shell plc

-------------------------------------------------------------
This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 16 March 2012	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary